March 23, 2021
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Re:    Cleveland-Cliffs Inc.
Registration Statement on Form S-4 (Registration No. 333-254251)
Ladies and Gentlemen:
On behalf of Cleveland-Cliffs Inc. (“Cliffs”), the undersigned hereby requests, pursuant to Rule 461(a) promulgated under the Securities Act of 1933, that the Registration Statement on Form S-4 (File No. 333-254251) of Cliffs and the subsidiary co-registrants named therein be declared effective at 9:00 a.m. on Thursday, March 25, 2021, or as soon thereafter as practicable. Cliffs respectfully requests that you notify Michael J. Solecki of such effectiveness by a telephone call to (216) 586-7103.

Please contact Michael J. Solecki of Jones Day at (216) 586-7103 if you have any questions concerning this matter. Thank you for your continued attention to this matter.
Very truly yours,
CLEVELAND-CLIFFS INC.
By: /s/ James D. Graham
Name:    James D. Graham
Title:    Executive Vice President, Chief Legal Officer & Secretary
cc:    Michael J. Solecki, Esq.
[Signature Page to Request for Acceleration of Effectiveness]